Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
The last three fiscal years consist of the 52-week period ended December 28, 2013 (“fiscal 2013” or “2013”), the 52-week period ended December 29, 2012 (“fiscal 2012” or “2012”) and the 52-week period ended December 31, 2011 (“fiscal 2011” or “2011”).

Management Overview
On March 6, 2014, Safeway entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), with AB Acquisition LLC (“AB Acquisition”), Albertson’s Holdings LLC (“Albertsons Holdings”), a subsidiary of AB Acquisition, Albertson’s LLC (“Albertson’s LLC”), a subsidiary of Albertsons Holdings, and Saturn Acquisition Merger Sub, Inc. (“Merger Sub” and together with AB Acquisition, Albertsons Holdings and Albertson’s LLC, “Albertsons”), a subsidiary of Albertsons Holdings, pursuant to which the parties agreed that, on the terms and subject to the conditions set forth in the Merger Agreement, Albertsons Holdings will acquire Safeway.
Safeway distributed the remaining 37.8 million shares it owned of Blackhawk (approximately 72.2% of the outstanding Blackhawk shares) to Safeway stockholders on April 14, 2014.
Discontinued Operations
Sale of Canadian Operations On November 3, 2013, Safeway completed the Sale of Canadian Operations to Sobeys for CAD5.8 billion (USD5.6 billion) in cash plus the assumption of certain liabilities.
Dominick's During the fourth quarter of 2013, Safeway sold or closed all Dominick's stores. In 2013, cash proceeds on the sale of these stores were $72.2 million, with a pre-tax loss of $493.1 million. Included in the loss is a $310.8 million charge which represents the estimated multiemployer pension plan withdrawal liability. See Note N.
Blackhawk On April 14, 2014, Safeway completed the distribution of the remaining 37.8 million shares of Blackhawk stock that it owned to its stockholders.
Genuardi's In January 2012, Safeway announced the planned sale or closure of its Genuardi’s stores, located in the Eastern United States. These transactions were completed during 2012 with cash proceeds of $107.0 million and a pre-tax gain of $52.4 million ($31.9 million after tax).

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Financial information for discontinued operations is shown below (in millions):

	2013	2012	2011
Sales and other revenue:
CSL (1)	$5,447.9	$6,695.8	$6,726.9
Dominick's	1,394.8	1,465.2	1,568.6
Blackhawk	1,074.2	906.8	701.1
Total	$7,916.9	$9,067.8	$8,996.6

Income (loss) from discontinued operations, before income taxes:
CSL (1)	$286.2	$442.3	$462.3
Dominick's	(92.0)	(50.4)	(38.7)
Blackhawk	84.4	74.2	60.5
Total	$278.6	$466.1	$484.1

Gain (loss) on sale or disposal of operations, net of lease exit costs, before income taxes:
CSL (2)	$4,783.1	$—	$—
Dominick's	(493.1)	—	—
Genuardi's	—	52.4	—
Total	$4,290.0	$52.4	$—

Total income from discontinued operations before income taxes	$4,568.6	$518.5	$484.1
Income taxes on discontinued operations	(1,263.5)	(169.6)	(295.4)
Income from discontinued operations, net of tax	$3,305.1	$348.9	$188.7

(1) For CSL, 2013 reflects 44 weeks of activity compared to 52 weeks in 2012 and 2011.
(2) In accordance with ASU No. 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity," the Company transferred the cumulative translation adjustment relating to Canadian operations from Accumulated Other Comprehensive Loss on the balance sheet to gain on the Sale of Canadian Operations.

Historical financial information for CSL, Dominick's and Blackhawk presented in the consolidated income statements has been reclassified to discontinued operations. The historical operating results of Genuardi's stores have not been reflected in discontinued operations because the historical financial operating results were not material to the Company's consolidated financial statements for all periods presented. The disclosures in this Management's Discussion and Analysis focus on continuing operations, unless otherwise noted. See Note B to the consolidated financial statements set forth in Exhibit 99.3 to the Current Report on Form 8-K to which this Exhibit 99.2 is attached (the "Current Report on Form 8-K") for additional information on Discontinued Operations.

Initial Public Offering ("IPO") of Blackhawk
On April 24, 2013, Blackhawk, a Safeway subsidiary, completed its initial public offering of 11.5 million shares of its Class A common stock at $23.00 per share on the NASDAQ Global Select Market, which included the exercise by the underwriters for the offering of an option to purchase 1.5 million shares of Class A common stock. The offering consisted solely of shares offered by existing stockholders, including Safeway.  As part of the IPO, Safeway sold 11.3 million shares of Class A common stock of Blackhawk for proceeds of $243.6 million ($238.0 million, net of professional service fees), reducing the Company's ownership from approximately 95% to approximately 73% of Blackhawk's total outstanding shares of common stock. As of December 28, 2013, Safeway owned 37.8 million shares, or approximately 72.2%, of Blackhawk, which the Company distributed to its stockholders on April 14, 2014.
Reduction of Debt
During 2013, the Company reduced debt by $1.4 billion with a combination of net proceeds from the sale of its Canadian operations, free cash flow and net proceeds from the IPO of Blackhawk.

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

The Company repaid its $250.0 million Floating Rate Senior Note on the December 12, 2013 maturity date and redeemed $500.0 million of 6.25% Senior Notes due March 15, 2014. Additionally, in the fourth quarter of 2013, the Company deposited CAD304.5 million in an account with the Trustee under the indenture governing the CAD300.0 million, 3.00% Second Series Notes due March 31, 2014. Safeway met the conditions for satisfaction and discharge of the Company's obligations under the indenture and as a result, extinguished the $287.9 million notes and $292.2 million cash from the consolidated balance sheet. In addition, the Company reduced borrowings under its term credit agreement by $300 million.

Repurchase of the Company's Common Stock
During 2013, the Company repurchased 19.5 million shares of common stock at an average cost of $33.93 per share and a total cost of $663.7 million (including commissions), with a portion of proceeds from the sale of Safeway's Canadian operations.
Economic Conditions
The Company’s results of operations can be affected by economic conditions such as macroeconomic conditions, credit market conditions and the level of consumer confidence. The Company believes that recently consumer confidence has improved modestly, but remains cautious. The Company is responding to this challenging environment with new marketing programs, such as just for U™, a continuing focus on cost control and new business initiatives.
Results of Operations
Income from Continuing Operations Income from continuing operations was $217.1 million ($0.89 per diluted share) in 2013, $249.2 million ($1.00 per diluted share) in 2012 and $329.5 million ($0.95 per diluted share) in 2011. Fiscal 2013 included a $57.4 million loss on foreign currency translation and a $30.0 million loss from the impairment of notes receivable. Fiscal 2012 included a $46.5 million gain from legal settlements. Income tax expense in 2011 was reduced by $53.8 million due to a change in policy regarding the repatriation of earnings in Casa Ley.
Sales and Other Revenue  Identical-store sales increases for the past three fiscal years were as follows:

	2013	2012	2011
Including fuel	0.2%	1.6%	4.9%
Excluding fuel	1.7%	0.8%	1.1%
Sales decreased 0.3% to $35,064.9 million in 2013 from $35,161.5 million in 2012. Identical-store sales, excluding fuel, increased 1.7%, or $511 million, due to inflation and better merchandising. Warehouse and supply sales increased $35 million. Other revenue, primarily from gift and prepaid card sales increased $13 million. Fuel sales decreased $426 million in 2013, as a result of the average retail price per gallon of fuel decreasing 4.1% and gallons sold decreasing 5.4%. Sales declined $233 million due to the disposition of Genuardi's stores in 2012. Store closures, net of new stores, decreased sales $39 million. Average transaction size and transaction counts increased during fiscal 2013.
Sales increased 1.5% to $35,161.5 million in 2012 from $34,655.7 million in 2011. Fuel sales increased $364 million in 2012, as a result of the average retail price per gallon of fuel increasing 2.3% and gallons sold increasing 5.8%. Identical-store sales, excluding fuel, increased 0.8%, or $231 million, primarily due to inflation. New stores, net of store closures, increased sales by $205 million. Sales declined $254 million due to the disposition of Genuardi's stores. Average transaction size increased during fiscal 2012, and transaction counts decreased.
Gross Profit  Gross profit represents the portion of sales revenue remaining after deducting the cost of goods sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs associated with Safeway’s distribution network. Advertising and promotional expenses are also a component of cost of goods sold. Additionally, all vendor allowances are classified as an element of cost of goods sold.
Gross profit margin was 26.33% of sales in 2013, 26.25% of sales in 2012 and 26.77% in 2011.
The gross profit margin increased eight basis points to 26.33% of sales in 2013 from 26.25% of sales in 2012 primarily for the following reasons:

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Basis-point increase (decrease)
Impact of fuel sales	35
Lower advertising expense	16
Changes in product mix	6
Increased LIFO income	5
Fuel partner discounts	(15)
Investments in price	(18)
Higher shrink expense	(19)
Other individually immaterial items	(2)
8
The gross profit margin decreased 52 basis points to 26.25% of sales in 2012 from 26.77% of sales in 2011 primarily for the following reasons:

Basis-point (decrease) increase
Impact of fuel sales	(35)
Investments in price	(21)
Higher shrink expense	(13)
Costs incurred to launch just for U™	(9)
Lower LIFO expense	14
Other individually immaterial items	12
(52)
Shrink expense increased 19 basis points in 2013 and 13 basis point in 2012. In the second half of 2013, Safeway implemented a new strategy which focuses more on increasing sales with less emphasis on controlling shrink. While Safeway anticipated some additional shrink in 2013, the transition to the new strategy resulted in an unplanned level of shrink in the third quarter of 2013. We believe this initial unplanned level for shrink was eliminated in the fourth quarter of 2013 and that shrink expense should be flat in 2014. Safeway's long-term programs to control shrink expense include improved buying practices to prevent overstocking of inventory and increased security to reduce theft.
Vendor allowances totaled $2.4 billion in 2013, $2.3 billion in 2012 and $2.2 billion in 2011. Vendor allowances can be grouped into the following broad categories: promotional allowances, slotting allowances and contract allowances.
Promotional allowances make up the vast majority of all allowances. With promotional allowances, vendors pay Safeway to promote their product. The promotion may be any combination of a temporary price reduction, a feature in print ads, a feature in a Safeway circular or a preferred location in the store. The promotions are typically one to two weeks long.
Slotting allowances are a very small portion of total allowances. With slotting allowances, the vendor reimburses Safeway for the cost of placing new product on the shelf. Safeway has no obligation or commitment to keep the product on the shelf for a minimum period.
Contract allowances make up the remainder of all allowances. Under a typical contract allowance, a vendor pays Safeway to keep product on the shelf for a minimum period of time or when volume thresholds are achieved.
Promotional and slotting allowances are accounted for as a reduction in the cost of purchased inventory and are recognized when the related inventory is sold. Contract allowances are recognized as a reduction in the cost of goods sold as volume thresholds are achieved or through the passage of time.

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Operating and Administrative Expense  Operating and administrative expense consists primarily of store occupancy costs and backstage expenses, which, in turn, consist primarily of wages, employee benefits, rent, depreciation and utilities.
Operating and administrative expense was 24.75% of sales in 2013 compared to 24.44% of sales in 2012 and 24.90% in 2011.
Operating and administrative expense margin increased 31 basis points to 24.75% of sales in 2013 from 24.44% of sales in 2012 primarily for the following reasons:

Basis-point increase (decrease)
Impact of fuel sales	33
$46.5 million gain from legal settlements in 2012	15
Write-off of $30 million of notes receivable	9
Decline in self-insurance expense	(16)
Lower depreciation expense	(11)
Lower pension expense	(5)
Other individually immaterial items	6
31
Self-insurance expense declined $50.6 million to $98.6 million in 2013 from $149.2 million in 2012. A 100 basis-point increase in the discount rate used to measure the present value of the self-insurance liability accounted for approximately $24 million of the decline in expense. The remaining decline was due primarily to Company programs to reduce workers' compensation expense.
Operating and administrative expense margin decreased 46 basis points to 24.44% of sales in 2012 from 24.90% of sales in 2011 primarily for the following reasons:

Basis-point (decrease) increase
Impact of fuel sales	(17)
$46.5 million gain from legal settlements in 2012	(15)
Lower labor	(12)
Reduced store occupancy	(10)
Higher pension expense	10
Other individually immaterial items	(2)
(46)
Gain on Property Dispositions  Operating and administrative expense included a net gain on property dispositions of $51.2 million in 2013, a net gain of $48.3 million in 2012 and a net gain of $16.2 million in 2011.
Interest Expense  Interest expense was $273.0 million in 2013, compared to $300.6 million in 2012 and $268.1 million in 2011. The decrease in interest expense in 2013 was due to lower average borrowing in 2013 compared to 2012, partly offset by slightly higher interest rates. The increase in 2012 was due to higher average borrowings, partly offset by lower average interest rates.
Average borrowings from continuing operations were $5,623.9 million, $6,378.9 million and $5,037.1 million in 2013, 2012 and 2011, respectively. Average interest rates were 4.92%, 4.71% and 5.32% in 2013, 2012 and 2011, respectively.
Loss on Foreign Currency Translation After the sale of the Company's Canadian operations, the adjustments resulting from translation of assets and liabilities denominated in Canadian dollars are included in the statement of income as a foreign currency gain or loss. Foreign currency loss was $57.4 million in fiscal 2013.

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Other Income, Net In fiscal 2013, Other income, net consists of interest income of $14.8 million, equity in earnings of unconsolidated affiliate of $17.6 million, gain on the sale of investments of $8.6 million and loss on extinguishment of debt of $10.1 million. In fiscal 2012, Other income, net consists primarily of interest income of $9.9 million and equity in earnings from Safeway’s unconsolidated affiliate of $17.5 million. In 2011, Other income, net consists primarily of interest income of $4.8 million and equity in earnings of unconsolidated affiliate of $13.0 million.
Income Taxes  Income tax expense was $34.5 million, or 13.7% of pre-tax income in 2013. In 2013 Safeway withdrew $68.7 million from the accumulated cash surrender value of corporate-owned life insurance ("COLI") policies and determined that a majority of the remaining cash surrender value would be received in the future through tax-free death benefits. Consequently, Safeway reversed deferred taxes on that remaining cash surrender value and reduced 2013 income tax expense by $17.2 million. In 2012, Safeway had income tax expense of $113.0 million, or 31.2% of pre-tax income. In 2011, income tax expense was $68.5 million, or 17.2%, of pre-tax income. Income tax expense in 2011 was reduced by $53.8 million due to a change in policy regarding the repatriation of earnings in Casa Ley.

Critical Accounting Policies and Estimates
Critical accounting policies are those accounting policies that management believes are important to the portrayal of Safeway’s financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
Workers’ Compensation  The Company is primarily self-insured for workers’ compensation, automobile and general liability costs. It is the Company’s policy to record its self-insurance liability as determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported.
Self-insurance reserves are actuarially determined primarily by applying historical paid loss and incurred loss development trends to current cash and incurred expected losses in order to estimate total losses. The Company then discounts total expected losses to their present value using a risk-free rate of return.
Any actuarial projection of self-insured losses is subject to a high degree of variability. Litigation trends, legal interpretations, benefit level changes, claim settlement patterns and similar factors influenced historical development trends that were used to determine the current-year expense and therefore contributed to the variability in annual expense. However, these factors are not direct inputs into the actuarial projection, and thus their individual impact cannot be quantified.
The discount rate is a significant factor that has led to variability in self-insured expenses. Since the discount rate is a direct input into the estimation process, the Company is able to quantify its impact. The discount rate, which is based on the United States Treasury Note rates for the estimated average claim life of five years, was 1.75% in 2013, 0.75% in 2012 and 0.75% in 2011. A 25-basis-point change in the discount rate affects the self-insured liability by approximately $6 million.
The majority of the Company’s workers’ compensation liability is from claims occurring in California. California workers’ compensation has received intense scrutiny from the state’s politicians, insurers, employers and providers, as well as the public in general. Recent years have seen escalation in the number of legislative reforms, judicial rulings and social phenomena affecting this business. Some of the many sources of uncertainty in the Company’s reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment.
Store Lease Exit Costs and Impairment Charges  Safeway assesses store impairment indicators quarterly. Safeway’s policy is to recognize losses relating to the impairment of long-lived assets when expected net future cash flows are less than the assets’ carrying values. When stores that are under long-term leases close, Safeway records a liability for the future minimum lease payments and related ancillary costs, net of estimated cost recoveries. In both cases, fair value is determined by estimating net future cash flows and discounting them using a risk-adjusted rate of interest. The Company estimates future cash flows based on its experience and knowledge of the market in which the closed store is located and, when necessary, uses real estate brokers. However, these estimates project future cash flows several years into the future and are affected by factors such as inflation, real estate markets and economic conditions.
At any one time, Safeway has a portfolio of closed stores which is widely dispersed over several markets. While individual closed store reserves are likely to be adjusted up or down in the future to reflect changes in assumptions, the change to the total closed store reserve has not been nor is expected to be material.

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Employee Benefit Plans  The Company recognizes in its balance sheet a liability for the underfunded status of its employee benefit plans. The Company measures plan assets and obligations that determine the funded status as of fiscal year end. Additional disclosures are provided in Note M to the consolidated financial statements, set forth in Exhibit 99.3 to the Current Report on Form 8-K.
The determination of Safeway’s obligation and expense for pension benefits is dependent, in part, on the Company’s selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions are disclosed in Note M to the consolidated financial statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increases. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. In accordance with generally accepted accounting principles (“GAAP”), the amount by which actual results differ from the actuarial assumptions is accumulated and amortized over future periods and, therefore, affects recognized expense in such future periods. While Safeway believes its assumptions are appropriate, significant differences in actual results or significant changes in the Company’s assumptions may materially affect Safeway’s pension and other postretirement obligations and its future expense.
Safeway bases the discount rate on current investment yields on high-quality fixed-income investments. The discount rate assumption used to determine the year-end projected benefit obligation is increased or decreased to be consistent with the change in yield rates for high-quality fixed-income investments for the expected period to maturity of the pension benefits. The discount rate used to determine 2013 pension expense was 4.2%. A lower discount rate increases the present value of benefit obligations and increases pension expense. Expected return on pension plan assets is based on historical experience of the Company’s portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Safeway’s target asset allocation mix is designed to meet the Company’s long-term pension requirements. For 2013, the Company’s assumed rate of return was 7.50% on U.S. pension assets. Over the 10-year period ended December 28, 2013, the average rate of return was approximately 6% for U.S. pension assets, slightly below the Company's assumed rate of return. A poor global financial market during 2008 led to a substantial reduction in the 10-year average rate of return on Safeway's pension assets. We expect that the markets will eventually recover to our assumed long-term rate of return.
The following table summarizes actual allocations for Safeway’s plans at year-end:

		Plan assets (1)
Asset category	Target	2013	2012
Equity	65%	66.4%	64.3%
Fixed income	35	31.9	33.0
Cash and other	—	1.7	2.7
Total	100%	100.0%	100.0%
(1) Plan assets for 2013 are for continuing operations. Plan assets for 2012 include continuing and discontinued operations.
The investment policy with regard to Safeway’s pension plans also emphasizes the following key objectives: (1) maintain a diversified portfolio among asset classes and investment styles; (2) maintain an acceptable level of risk in pursuit of long-term economic benefit; (3) maximize the opportunity for value-added returns from active investment management while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio are consistent with the original investment mandate; and (4) maintain adequate controls over administrative costs.
Sensitivity to changes in the major assumptions for Safeway's pension plans are as follows (in millions):

		United States
	Percentage point change	Projected benefit obligation decrease (increase)	Expense decrease (increase)
Expected return on assets	+1 pt	$—	$14.3
	-1 pt	$—	$(14.3)
Discount rate	+1 pt	$251.7	$28.9
	-1 pt	$(315.7)	$(35.9)

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Cash contributions to the Company’s pension and post-retirement benefit plans are expected to total approximately $13.1 million in 2014 and totaled $56.3 million in 2013, $110.3 million in 2012 and $151.2 million in 2011.
Income Tax Contingencies  The Company is subject to periodic audits by the Internal Revenue Service and other foreign, state and local taxing authorities. These audits may challenge certain of the Company’s tax positions such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes.  These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly.  This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the Company’s effective tax rate and cash flows in future years.  Note L to the consolidated financial statements set forth in Exhibit 99.3 to the Current Report on Form 8-K of this report provides additional information on income taxes.

Liquidity and Financial Resources
Net cash flow provided by operating activities was $1,014.0 million in 2013, $1,226.5 million in 2012 and $1,316.1 million in 2011. The decrease in net cash flow provided by operating activities in 2013 from 2012 was primarily due to lower income from continuing operations, net of tax and higher income taxes paid, partly offset by lower contributions to pension and post-retirement benefit plans. Net cash flow from operating activities declined in 2012 compared to 2011 primarily due to lower income from continuing operations, net of tax and higher income taxes paid, partly offset by lower contributions to pension and post-retirement benefit plans.

Cash contributions to pension and post-retirement plans were $56.3 million in 2013, $110.3 million in 2012 and $151.2 million in 2011. Cash contributions are expected to decline to approximately $13.1 million in 2014 due primarily to increased return on plan assets and the impact of the Pension Funding Stabilization legislation which increased the discount rate used to determine pension funding (but which had no effect on pension expense).
Net cash flow used by investing activities was $442.7 million in 2013, $593.2 million in 2012 and $854.6 million in 2011. Net cash flow used by investing activities declined in 2013 compared to 2012 primarily as a result of lower capital expenditures and proceeds from company-owned life insurance policies in 2013. Net cash flow used by investing activities declined in 2012 compared to 2011 primarily as a result of lower capital expenditures and higher proceeds from the sale of property in 2012.
Cash paid for property additions was $738.2 million in 2013, $800.1 million in 2012 and $959.2 million in 2011. Capital expenditures by major category of spending were as follows:

	Fiscal Year
(in millions)	2013	2012	2011
Remodels	$227.9	$227.8	$250.7
Information technology	117.0	96.1	126.8
New stores	111.7	157.2	308.2
Property Development Centers	105.0	177.2	92.3
Supply chain	91.1	59.3	91.0
Other	85.5	82.5	90.4
Cash paid for property additions	$738.2	$800.1	$959.4
In 2014, the Company expects to spend approximately $800 million to $900 million in cash capital expenditures.
Net cash flow used by financing activities was $2,003.9 million in 2013, $1,329.1 million in 2012 and $1,413.7 million in 2011. In 2013, net cash payments on debt were $1,386.0 million. The Company also repurchased $663.7 million of common stock and paid $181.4 million in dividends. In 2012, Safeway had net cash additions to debt of $117.5 million, repurchased $1,274.5 million of common stock and paid $163.9 million in dividends. In 2011, net cash payments on debt were $270.7 million. Additionally, the Company repurchased $1,554.0 million of common stock and paid $188.0 million in dividends.

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Initial Public Offering of Blackhawk On April 24, 2013, Blackhawk, a Safeway subsidiary, completed its initial public offering of 11.5 million shares of its Class A common stock at $23.00 per share on the NASDAQ Global Select Market, which included the exercise by the underwriters for the offering of an option to purchase 1.5 million shares of Class A common stock. The offering consisted solely of shares offered by existing stockholders, including Safeway.  As part of the IPO, Safeway sold 11.3 million shares of Class A common stock of Blackhawk for proceeds of $243.6 million ($238.0 million, net of professional service fees), reducing the Company's ownership from approximately 95% to approximately 73% of Blackhawk's total outstanding shares of common stock. On April 14, 2014, Safeway distributed all the remaining shares that it owned of Blackhawk stock to Safeway stockholders (See Note B and Note U).
Based upon the current level of operations, Safeway believes that net cash flow from operating activities and other sources of liquidity, including potential proceeds from the monetization of the Company's investment in Casa Ley and potential borrowing under Safeway’s commercial paper program, its credit agreement and debt offerings, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments, dividend payments, stock repurchases, if any, and scheduled principal payments for the foreseeable future. There can be no assurance, however, that Safeway’s business will continue to generate cash flow at or above current levels or that the Company will maintain its ability to borrow under its commercial paper program and credit agreement.
Free Cash Flow on Continuing Operations  Free cash flow is calculated as shown below:

	Fiscal Year
(in millions)	2013	2012	2011
Net cash flow from operating activities	$1,014.0	$1,226.5	$1,316.1
Net cash flow used by investing activities	(442.7)	(593.2)	(854.6)
Free cash flow	$571.3	$633.3	$461.5

Free cash flow provides information regarding the cash that the Company’s business generates, which management believes is useful to understanding the Company’s business. Free cash flow is also a useful indicator of Safeway’s ability to service debt and fund share repurchases that management believes will enhance stockholder value.
This non-U.S. GAAP financial measure should not be considered as an alternative to net cash flow from operating activities or other increases and decreases in cash as shown on our Consolidated Statements of Cash Flows as a measure of liquidity. Non-U.S. GAAP financial measures have limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under U.S. GAAP. Other companies in the Company’s industry may calculate free cash flow differently, limiting its usefulness as a comparative measure. Because of these limitations, free cash flow should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.
Bank Credit Agreement and Term Loan Agreement  Information about the Company’s bank credit agreement and term loan agreement appear in Note F to the consolidated financial statements set forth in Exhibit 99.3 to the Current Report on Form 8-K.
Adjusted EBITDA from Continuing Operations Management believes that “Adjusted EBITDA from Continuing Operations” is a useful measure of operating performance that facilitates management's evaluation of the Company's ability to service debt and capability to incur more debt to generate the cash needed to grow the business (including at times when interest rates fluctuate). Omitting interest, taxes and the other enumerated items provides a financial measure that is useful to management in assessing operating performance because the cash Safeway's business operations generate enables us to incur debt and thus to grow.

Management believes that “Adjusted EBITDA from Continuing Operations” also facilitates comparisons of Safeway's results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, discontinued operations, property impairment charges, methodologies in calculating LIFO expense and unconsolidated affiliates that other companies have are different from the Company's, we omit these amounts to facilitate investors' ability to make these comparisons. Similarly, we omit depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because, in management's experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution such store makes to operating performance.

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Management also believes that investors, analysts and other interested parties view our ability to generate “Adjusted EBITDA from Continuing Operations” as an important measure of our operating performance and that of other companies in our industry.

“Adjusted EBITDA from Continuing Operations” is a useful indicator of Safeway's ability to service debt, fund share repurchases and pay dividends that management believes will enhance stockholder value. “Adjusted EBITDA from Continuing Operations” is also a useful indicator of cash available for investing activities.
The computation of Adjusted EBITDA from Continuing Operations is provided below. Adjusted EBITDA from Continuing Operations should not be considered as an alternative to income from continuing operations, net of tax, or cash flow from operating activities (which are determined in accordance with U.S. GAAP). Other companies may define Adjusted EBITDA differently and, as a result, such measures may not be comparable to Safeway’s Adjusted EBITDA from Continuing Operations (dollars in millions).

52 Weeks 2013
Adjusted EBITDA from Continuing Operations:
Income from continuing operations, net of tax	$217.1
Add (subtract):
Income taxes	34.5
Interest expense	273.0
Depreciation expense	922.2
LIFO income	(14.3)
Share-based employee compensation	50.4
Property impairment charges	35.6
Equity in earnings of unconsolidated affiliate	(17.6)
Dividend from unconsolidated affiliate	3.8
Impairment of notes receivable	30.0
Total Adjusted EBITDA from Continuing Operations	$1,534.7
Shelf Registration  On October 24, 2011, the Company filed a shelf registration statement (the “Shelf”) with the SEC which permits Safeway to issue an unlimited amount of debt securities and/or common stock. The Shelf expires on October 24, 2014. The Safeway Board of Directors has authorized the issuance of up to $3.0 billion of securities under the Shelf. As of December 28, 2013, $1.95 billion of securities were available for issuance under the board’s authorization.
Commercial Paper Information about the Company's commercial paper borrowings appear in Note F to the consolidated financial statements set forth in Exhibit 99.3 to the Current Report on Form 8-K.

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Dividends Declared on Common Stock  The following table presents information regarding dividends declared on Safeway’s common stock during fiscal 2013, 2012 and 2011.

(in millions, except per-share amounts)	Date Declared	Record Date	Per-Share Amounts	Total	Year-to-date Total
2013
Quarter 4	12/05/13	12/19/13	$0.2000	$46.0	$185.5
Quarter 3	08/22/13	09/19/13	0.2000	49.1	139.5
Quarter 2	05/14/13	06/20/13	0.2000	48.2	90.4
Quarter 1	03/14/13	03/25/13	0.1750	42.2	42.2
2012
Quarter 4	12/05/12	12/17/12	$0.1750	$41.9	$162.0
Quarter 3	08/22/12	09/20/12	0.1750	41.9	120.1
Quarter 2	05/15/12	06/21/12	0.1750	41.9	78.2
Quarter 1	03/16/12	03/29/12	0.1450	36.3	36.3
2011
Quarter 4	12/07/11	12/22/11	$0.1450	$43.8	$187.6
Quarter 3	08/24/11	09/22/11	0.1450	49.3	143.8
Quarter 2	05/19/11	06/23/11	0.1450	50.7	94.5
Quarter 1	03/15/11	03/24/11	0.1200	43.8	43.8

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Dividends Paid on Common Stock  The following table presents information regarding dividends paid on Safeway’s common stock during fiscal 2013, 2012 and 2011.

(in millions, except per-share amounts)	Date Paid	Record Date	Per-Share Amounts	Total	Year-to-date Total
2013
Quarter 4	10/10/13	09/19/13	$0.2000	$49.1	$181.4
Quarter 3	07/11/13	06/20/13	0.2000	48.2	132.3
Quarter 2	04/11/13	03/25/13	0.1750	42.2	84.1
Quarter 1	12/31/12	12/17/12	0.1750	41.9	41.9
2012
Quarter 4	10/11/12	09/20/12	$0.1750	$41.9	$163.9
Quarter 3	07/12/12	06/21/12	0.1750	41.9	122.0
Quarter 2	04/12/12	03/29/12	0.1450	36.3	80.1
Quarter 1	01/12/12	12/22/11	0.1450	43.8	43.8
2011
Quarter 4	10/13/11	09/22/11	$0.1450	$49.3	$188.0
Quarter 3	07/14/11	06/23/11	0.1450	50.7	138.7
Quarter 2	04/14/11	03/24/11	0.1200	43.8	88.0
Quarter 1	01/13/11	12/23/10	0.1200	44.2	44.2
Stock Repurchase Program  From the initiation of the Company’s stock repurchase program in 1999 through the end of fiscal 2013, the aggregate cost of shares of common stock repurchased by the Company, including commissions, was approximately $8.8 billion, leaving an authorized amount for repurchases of approximately $2.2 billion. During fiscal 2013, Safeway repurchased approximately 19.5 million shares of its common stock under the repurchase program at an aggregate price, including commissions, of $663.7 million. The average price per share, excluding commissions, was $33.93. The timing and volume of future repurchases will depend on factors such as Safeway's day-to-day business needs as well as its stock price and economic and market conditions. Stock repurchases may be affected from time to time through open market purchases or pursuant to a Rule 10b5-1 plan. The stock repurchase program may be accelerated, suspended, delayed or discontinued at any time.

Exhibit 99.2
SAFEWAY INC. AND SUBSIDIARIES

Contractual Obligations  The table below presents significant contractual obligations of the Company at year-end 2013 (in millions) (1):

	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt (2)	$252.9	$442.2	$402.0	$501.9	$3.4	$2,165.8	$3,768.2
Estimated interest on long-term debt	186.1	166.8	164.1	150.4	118.6	765.9	1,551.9
Capital lease obligations (2),(3)	49.3	49.9	45.8	39.3	32.9	207.6	424.8
Interest on capital leases	34.4	30.9	27.9	25.1	22.2	90.7	231.2
Self-insurance liability	108.6	82.0	55.2	37.1	25.4	124.4	432.7
Interest on self-insurance liability	0.9	2.2	2.4	2.3	2.1	34.6	44.5
Operating leases (3)	464.4	425.3	392.5	347.7	297.0	1,781.1	3,708.0
Contracts for purchase of property, equipment and construction of buildings	276.0	—	—	—	—	—	276.0
Fixed-price energy contracts (4)	39.2	14.4	1.2	1.3	1.3	11.4	68.8
Other purchase obligations	36.5	—	—	—	—	—	36.5
Total	$1,448.3	$1,213.7	$1,091.1	$1,105.1	$502.9	$5,181.5	$10,542.6
 (1) Excludes funding of pension and post-retirement benefit obligations which were $56.3 million in 2013. The Company currently expects to contribute approximately $13.1 million to its pension and post-retirement benefit plans in 2014. Also excludes contributions under various multiemployer pension plans, which totaled $259.2 million in 2013, excluding Canadian operations and Dominick's. Also excludes the estimated $310.8 million of multiemployer pension plan withdrawal liability with the closure of Dominick's. Additionally, the amount of unrecognized tax benefits ($137.5 million at December 28, 2013) has been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined. Purchase orders for inventory are not included in the above table as they are cancelable by their terms.

(2)	Required principal payments only.

(3)	Excludes common area maintenance, insurance or tax payments for which the Company is also obligated. In fiscal 2013, these charges totaled approximately $164.2 million.

(4)	See Part II, Item 7A to the Annual Report on Form 10-K for the fiscal year ended December 28, 2013, as amended, under the caption “Commodity Price Risk.”
Off-Balance Sheet Arrangements
Guarantees  The Company is party to a variety of contractual agreements under which it may be obligated to indemnify the other party for certain matters. These contracts primarily relate to the Company’s commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, the Company may provide certain routine indemnifications relating to representations and warranties (for example, ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. The Company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the Company’s financial statements.
Letters of Credit  The Company had letters of credit of $44.7 million outstanding at year-end 2013. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commissions ranging from 0.15% to 1.10% on the face amount of the letters of credit.
New Accounting Pronouncements Not Yet Adopted
See Note A in Exhibit 99.3 to the Current Report on Form 8-K for new accounting pronouncements which have not yet been adopted by the Company.